                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                   For the fiscal year ended December 31, 2004

                                                       OR

 X  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from    1/1/04     to     12/31/04
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Merchants and Farmers Bank Profit and Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                                First M&F Corporation
                                             134 West Washington Street
                                            Kosciusko, Mississippi  39090

                                             MERCHANTS AND FARMERS BANK
                                                 PROFIT AND SAVINGS PLAN

                                                 Table of Contents

                                                                                              Page

Report of Independent Registered Public Accounting Firm                                           1

Statements of Net Assets Available for Benefits - December 31, 2004, and 2003                     2

Statements of Changes in Net Assets Available for Benefits - Year Ended December 31, 2004         3

Notes to Financial Statements                                                                     4

Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)-December 31, 2004    11

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Merchants and Farmers Bank
Kosciusko, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2004 and 2003, and changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2004, is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1994. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SHEARER, TAYLOR & CO., P.A.

Ridgeland, Mississippi
July 7, 2005

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                  Statements of Net Assets Available for Benefits
                                             December 31, 2004 and 2003

                                                                           2004                  2003
                                                                           ----                  ----

Cash                                                                   $    22,454            $    21,728

Investments, at current value:
  Interest bearing accounts                                                203,171                221,466
  First M & F Corporation common stock, 89,817 and 86,913 shares         3,040,306              3,294,003
  Other equity securities                                                   87,500                 87,500
  Mutual funds                                                           5,726,819              4,570,353
  Pooled separate accounts                                                 261,334                243,542
  Investment contract with insurance company, at contract value             27,557                 28,328
                                                                         ---------              ---------
          Total investments                                              9,346,687              8,445,192
                                                                         ---------              ---------

Contributions receivable:
  Employer                                                                  80,409                284,887
  Particpants                                                               22,652                      -
                                                                         ---------              ---------
          Total contributions receivable                                   103,061                284,887
                                                                         ---------              ---------

          Net assets available for benefits                            $ 9,472,202            $ 8,751,807
                                                                         =========              =========

The accompanying notes are an integral part of these financial statements.

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                         Statement of Changes in Net Assets
                                               Available for Benefits
                                            Year Ended December 31, 2004

Additions to net assets:
  Contributions:
    Employer                                                                                  $   284,070
    Participant deferrals                                                                         594,255
    Rollover                                                                                       33,950
                                                                                                ---------
          Total contributions                                                                     912,275
                                                                                                ---------

  Investment income:
    Interest                                                                                        2,853
    Dividends                                                                                     221,134
    Net gain on investment contract with insurance company                                          1,074
    Net appreciation in current value of investments                                               30,087
                                                                                                ---------
          Net investment income                                                                   255,148
                                                                                                ---------

          Total additions                                                                       1,167,423
                                                                                                ---------

Deductions from net assets:
  Distributions for benefits paid to participants or their beneficiaries                          434,425
  Administrative fees and expenses, exclusive of $84,921 paid directly by employer                 12,603
                                                                                                ---------

          Total deductions                                                                        447,028
                                                                                                ---------

          Net increase in net assets                                                              720,395

Net assets available for benefits:
  Beginning of year                                                                             8,751,807
                                                                                                ---------

  End of year                                                                                 $ 9,472,202
                                                                                                =========

The accompanying notes are an integral part of this financial statement.

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 1: Description of Plan

The following description of the Merchants and Farmers Bank (the Bank) Profit and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Bank and subsidiaries who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Bank, a wholly-owned subsidiary of First M & F Corporation, is the Plan sponsor, administrator and trustee. The Plan is administered by a committee appointed by the board of directors of the Bank. The Plan’s record keeping and custodial functions for participant directed investments were handled by MFS Retirement Services, Inc. prior to the transfer of these functions to Principal Financial Group effective December 31, 2004.

Contributions

Each year participants may contribute pretax annual compensation to the Plan subject to Internal Revenue Service limits. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Bank may contribute on behalf of each participant an amount equal to a matching percentage of all or a portion of such participant’s salary deferral contributions during the plan year. For any plan year in which the Bank decides to make a matching contribution, the Bank designates both the matching percentage and the portion of salary deferral contributions to be matched. Matching contributions were made at a rate of 50% of participant contributions, subject to a 6% contribution limit per participant, in 2004. Discretionary employer contributions amounted to $75,000 for 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and matching amounts contributed by the Bank on behalf of the participant. Other amounts contributed by the Bank are allocated based on a participant’s annual earnings. Investment earnings on participant directed accounts are allocated based on each participant’s account earnings. Other investment earnings are allocated based on the balance of a participant’s account.

Vesting

A participant is 100 percent vested in employer contributions after three years of credited service, upon normal retirement, total disability, or death. A participant is 100 percent vested in the participant’s contribution.

                                                                    (Continued)

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 1: (Continued) Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount, periodic installments for a period not to exceed ten years, or a combination thereof. Net assets available for benefits at December 31, 2004 and 2003, included $1,140,876 and $1,028,685 allocated to the accounts of terminated participants. Total vested benefits related to these participants amounted to $1,134,235 and $1,021,911.

Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts amounted to $3,452 and $6,955. These accounts will be used to reduce future employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 2: Summary of Significant Accounting Policies Basis of Presentation

The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investments

Marketable investments are stated at current value based on closing quoted market prices on the last business day of the Plan year. Closely held equity securities are stated based on appraised value. The investment in insurance contract is valued at contract value.

Administrative Fees

Certain administrative and investment management fees are paid by the Plan. All other fees, including professional fees, are paid by the Bank.

                                                                     (Continued)

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 2: (Continued) Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 3: Investments

The following is a summary of investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

                                                                             2004                  2003
                                                                             ----                  ----
    Nonparticipant directed:
      First M & F Corporation common stock                                $ 3,040,306          $ 3,294,003

    Participant directed mutual funds:
      Principal Fixed Income 401(a)/(k)                                     1,156,426                    -
      Principal Investors Bond & Mortgage Securities Fund                     609,550                    -
      Principal Investors LifeTime 2010 Fund                                  982,718                    -
      Principal Investors Partners LargeCap Blend Fund                      1,386,045                    -
      Principal Investors Partners LargeCap Growth II Fund                  1,077,784                    -
      American Funds New Perspective R3 Fund                                  514,296                    -
      MFS Emerging Growth Fund-A                                                    -              587,325
      MFS Bond Fund-A                                                               -              555,610
      MFS Massachusetts Investors Trust-A                                           -              988,521
      MFS Total Return Fund-A                                                       -              690,941
      MFS Fixed Fund                                                                -            1,175,868
                                                                           ==========            =========

                                                                                                 (Continued)

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 3: (Continued)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

      First M & F Corporation common stock                                             $ (352,529)
      Common/collective trusts                                                             35,807
      Pooled separate accounts                                                             29,408
      Mutual funds                                                                        317,401
                                                                                         --------

                                                                                       $   30,087
                                                                                         ========

The following is a summary of the Plan's investment in First M & F Corporation common stock:

                                                                                         Cost                Current
                                                                      Shares             Basis                Value
                                                                      ------             -----                -----

    December 31, 2004                                                 89,817          $ 1,164,705          $ 3,040,306
    December 31, 2003                                                 86,913            1,022,238            3,294,003
                                                                      ======           ==========           ==========

The following is a summary of the net assets for nonparticipant directed investments at December 31, 2004 and 2003:

                                                                                         2004                  2003
                                                                                         ----                  ----

    Cash                                                                              $    22,454          $    21,728

    Investments:
      Interest bearing accounts                                                           203,171              174,839
      First M & F Corporation common stock                                              3,040,306            3,294,003
      Other equity securities                                                              87,500               87,500
      Pooled separate accounts                                                            261,334              243,542
      Investment contract with insurance company                                           27,557               28,328
                                                                                        ---------            ---------
                Total investments                                                       3,619,868            3,828,212
                                                                                        ---------            ---------

    Employer contribution receivable                                                       75,000              113,456
                                                                                        ---------            ---------

                                                                                      $ 3,717,322          $ 3,963,396
                                                                                        =========           ==========

                                                                                                          (Continued)

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 3:  (Continued)

The following is a summary of the changes in net assets for nonparticipant directed investments for the year ended
December 31, 2004:

    Employer contributions                                                                                 $    75,000
    Interest                                                                                                     2,294
    Dividends                                                                                                   96,731
    Net gain on contract with insurance company                                                                  1,074
    Net appreciation (depreciation) in current value of:
      First M & F Corporation common stock                                                                    (352,529)
      Pooled separate accounts                                                                                  29,408
    Distributions                                                                                              (90,381)
    Administrative fees and expenses                                                                            (5,611)
    Transfers and corrections                                                                                   (2,060)
                                                                                                             ----------

                                                                                                            $ (246,074)
                                                                                                             ==========

Note 4:  Reconciliation with Form 5500

The following is a reconciliation of 2004 financial statements to Form 5500, Schedule H:

                                                         Net Assets
                                                         Available         Change in              Contributions
                                                        for Benefits       Net Assets       Employer          Participant
                                                        ------------       ----------       --------          -----------

  Form 5500, Schedule H                                 $ 9,369,141        $ 902,221        $ 440,092         $ 571,603
  Employer contribution in other income
    on Form 5500                                                  -                -           48,456                 -
  Employer contribution receivable:
    Current year                                             80,409           80,409           80,409                 -
    Prior year                                                    -         (284,887)        (284,887)                -
  Participant contribution receivable                        22,652           22,652                -            22,652
                                                         ----------         --------         --------          --------

  Financial statements                                  $ 9,472,202        $ 720,395        $ 284,070         $ 594,255
                                                         ==========         ========         ========          ========

                                                                                                             (Continued)

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 4:  (Continued)

The  following  is a  reconciliation  of the 2003  statement  of net assets  available  for  benefits  to Form 5500,
Schedule H:

                                                                                                     Net Assets
                                                                                               Available for Benefits

    Form 5500, Schedule H                                                                          $ 8,466,920
    Employer contribution receivable                                                                   284,887
                                                                                                    ----------

    Financial statements                                                                           $ 8,751,807
                                                                                                    ==========

The following is a  reconciliation  of certain  components of the 2004 Statement of Changes in Net Assets  Available
for Benefits to Form 5500:

                                                                                       Financial           Line 2(b)(2)(B)
                                                                                       Statements            Form 5500
                                                                                       ----------            ---------

Dividends:
  First M & F Corporation common stock                                                 $   88,566            $ 88,566
  Other equity securities                                                                   8,165               8,165
  Mutual funds                                                                            124,403                   -
                                                                                        ---------             -------

        Total dividends                                                                $  221,134            $ 96,731
                                                                                        =========             =======

                                                                                       Financial
                                                                                       Statements            Form 5500
                                                                                       ----------            ---------

  Other income - Line 2(c)                                                             $        -            $ 50,082
  Prior year employer contribution receivable included in
    other income on Form 5500                                                                   -             (48,456)
  Amount include in dividends on mutual funds on financial
    statements                                                                                552                   -
  Net gain on contract with insurance company                                               1,074                   -
                                                                                        ---------             -------

                                                                                       $    1,626            $  1,626
                                                                                        =========             =======
Note 5: Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 6, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 6: Department of Labor Audit

As required by a Department of Labor audit, the Plan adjusted the value of the equity securities of Peoples Bank of Mendenhall to appraised value. Employer contributions receivable at December 31, 2003, included $48,456 due from the Bank to refund the Plan for overpayments on prior distributions related to the valuation of the equity securities of Peoples Bank of Mendenhall.

                                                                                                              Schedule 1

                                             MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN
                                     Employer Identification Number: 64-0202960
                                                  Plan Number: 002

                                                Schedule H, Line 4i
                                      Schedule of Assets (Held at End of Year)
                                                 December 31, 2004

(a)                                (b)                                        (c)               (d)               (e)
                                                                            Units or                           Current
                            Identity of Issue                               Par Value          Cost             Value
                            -----------------                               ---------          ----             -----

          Interest bearing accounts:
            Federated Prime Obligations Fund                                 203,171       $    203,171     $    203,171

          Equity securities:
*          First M & F Corporation                                            89,817          1,164,705        3,040,306
            Other equity securities - Peoples Bank of Mendenhall                 350            250,000           87,500
                                                                                                               ---------

                    Total equity securities                                                                    3,127,806
                                                                                                               ---------
          Principal Financial Group:
            Mutual funds:
              Principal Fixed Income 401(a)/(k)                               90,850                N/A        1,156,426
              Principal Investors Bond & Mortgage Securities Fund             56,545                N/A          609,550
              Principal Investors LifeTime 2010 Fund                          83,921                N/A          982,718
              Principal Investors Partners LargeCap Blend Fund               137,641                N/A        1,386,045
              Principal Investors Partners LargeCap Growth II Fund           137,472                N/A        1,077,784
              American Funds Perspective R3 Fund                              18,852                N/A          514,296
                                                                                                               ---------

                    Total mutual funds                                                                         5,726,819
                                                                                                               ---------

            Pooled separate accounts                                                            243,759          261,334
            Investment contract                                                                  26,751           27,557
                                                                                                               ---------

          Total Principal Financial Group                                                                      6,015,710
                                                                                                               ---------

                    Total investments                                                                        $ 9,346,687
                                                                                                               =========

          * - Denotes party-in-interest

           N/A - Participant directed

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Merchants and Farmers Bank Profit and Savings Plan

                                                           By:  /s/ John G. Copeland
                                                              --------------------------------------------
                                                               John G. Copeland
                                                               Executive Vice President & CFO

Date:  July 11, 2005